UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 30 December, 2011

ASX & MEDIA RELEASE
30 DECEMBER, 2011

NOVOGEN MODIFIES ADR PROGRAM AND MAKES FURTHER INVESTMENT INTO MARSHALL EDWARDS

Sydney Australia – 30 December, 2011 – The Company today announced that is had modified the provisions of its American Depository Receipt (“ADR”) program.  The previous conversion ratio of 5 Novogen Limited ordinary shares for each ADR share will now be 25 Novogen Limited ordinary shares for each ADR share.  The change will be effective from 3 January, 2012.  The change in the ADR ratio will have no effect on the number of outstanding common shares the Company has on issue or the listing of its common shares on the ASX.

In making the announcement, William D Rueckert, Chairman stated: “the ratio change and resulting increase in the market price for our ADR shares, as listed on NASDAQ, will bring our ADR shares back into compliance with NASDAQ’s $US1.00 minimum bid price requirement.   We believe that continued listing on both the ASX and NASDAQ provides important liquidity on two major exchanges for our shareholders and for the Company.”

In a separate transaction, the Company also announced today that it has made an additional investment in its majority owned drug development subsidiary, Marshall Edwards with the purchase 1,941,747 common shares for a total of $US2,000,000.  The proceeds will support the continued development of Marshall Edward’s drug development programs.

About Novogen Limited

Novogen Limited (ASX: NRT Nasdaq: NVGN) is an Australian biotechnology company based in Sydney, Australia.  Novogen conducts research and development on oncology therapeutics through its subsidiary, Marshall Edwards, Inc., and is developing glucan technology through its subsidiary, Glycotex, Inc.  More information on the Novogen group of companies can be found at www.novogen.com.